ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED JUNE 17, 2020 AND PROSPECTUS DATED AUGUST 12, 2019)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBERS 333-233213, 333-233213-01 and 333-233213-02

GLP Capital, L.P.

GLP Financing II, Inc.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus.

Issuers:	GLP Capital, L.P. (the “Operating Partnership”) and GLP Financing II, Inc. (together with the Operating Partnership, the “Issuers”)

Guarantor:	Gaming and Leisure Properties, Inc.

Distribution:	SEC Registered (Registration Nos. 333-233213, 333-233213-01 and 333-233213-02)

Title of Security:	4.000% Senior Notes due 2031

Principal Amount:	$500,000,000

Coupon (Interest Rate):	4.000% per annum

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Yield:	0.738%

Spread to Benchmark Treasury:	+340 basis points

Yield to Maturity:	4.138%

Scheduled Maturity Date:	January 15, 2031

Public Offering Price:	98.827% of the principal amount plus accrued interest, if any, from June 25, 2020

Optional Redemption:

The Issuers may redeem all or part of the notes at any time at their option at a redemption price equal to the greater of:

(1)   100% of the principal amount of the notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest on the notes that would be due if such notes matured 90 days prior to their maturity date (the “Par Call Date”) but for the redemption thereof (exclusive of interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the date of redemption; provided, however, that if we redeem the notes on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, further, that installments of interest that are due and payable on any interest payment dates falling on or prior to a redemption date shall be payable on such interest payment dates to the persons who were registered holders of the notes at the close of business on the applicable record dates.

CUSIP / ISIN Numbers:	361841 AQ2 (CUSIP) US361841AQ25 (ISIN)

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2021

Record Dates:	January 1 and July 1 of each year

Trade Date:	June 17, 2020

Settlement Date:

June 25, 2020 (T+6)

The settlement date of the notes is expected to be June 25, 2020, the sixth business day following the trade date (such settlement date being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+6 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Use of Proceeds	The estimated net proceeds from the offering are expected to be approximately $490,885,000. The Issuers intend to use a portion of the net proceeds to reduce borrowings under the revolving credit facility of the Operating Partnership, and any remaining net proceeds for working capital and general corporate purposes, including the payment of fees and expenses associated with a contemplated amendment to the credit facility of the Operating Partnership, as disclosed in the Preliminary Prospectus.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Fifth Third Securities, Inc.

BofA Securities, Inc.

Citizens Capital Markets, Inc.

SunTrust Robinson Humphrey, Inc.

M&T Securities, Inc.

Credit Agricole Securities (USA) Inc.

Barclays Capital Inc.

Goldman Sachs & Co. LLC

Capital One Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

The Guarantor and the Issuers have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor has filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC by calling collect 1-212-834-4533, Wells Fargo Securities, LLC by calling 1-800-645-3751, Fifth Third Securities, Inc. by calling 1-866-531-5353 or BofA Securities, Inc. by calling 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.